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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

UNICA CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
904583101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	904583101	Page	2	of	16

1	NAMES OF REPORTING PERSONS: JMI Associates IV, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	06-1559208

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,752,493

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,752,493

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,752,493

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	904583101	Page	3	of	16

1	NAMES OF REPORTING PERSONS: JMI Equity Fund IV, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	06-1559211

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,314,897

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,314,897

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,314,897

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	904583101	Page	4	of	16

1	NAMES OF REPORTING PERSONS: Peter C. Arrowsmith

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,778,506

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,778,506

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,778,506

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	904583101	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Paul V. Barber

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,778,506

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,778,506

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,778,506

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	904583101	Page	6	of	16

1	NAMES OF REPORTING PERSONS: Harry S. Gruner

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,778,506

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,778,506

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,778,506

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	904583101	Page	7	of	16

1	NAMES OF REPORTING PERSONS: Charles E. Noell III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,778,506

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,778,506

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,778,506

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	904583101	Page	8	of	16

1	NAMES OF REPORTING PERSONS: Robert F. Smith

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,778,506

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,778,506

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,778,506

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	904583101	Page	9	of	16

1	NAMES OF REPORTING PERSONS: Bradford D. Woloson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,778,506

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,778,506

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,778,506

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	904583101	Page	10	of	16
Item 1(a). Name of Issuer:
Unica Corporation (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
170 Tracer Lane
Waltham, Massachusetts 02451-1379
Item 2(a). Name of Person Filing:
This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by JMI Equity Fund IV, L.P. (“Equity Fund”), JMI Equity Fund IV (AI), L.P. (“AI Fund”), JMI Euro Equity Fund IV, L.P. (“Euro Fund”), and JMI Equity Side Fund, L.P. (“Side Fund” and, together with Equity Fund, AI Fund and Euro Fund, the “Funds”):
(i)	JMI Associates IV, L.L.C. (“Associates”), a Delaware limited liability company, the investment manager and General Partner of Equity Fund, AI Fund and Euro Fund;

(ii)	Peter C. Arrowsmith, a Managing Member of Associates;

(iii)	Paul V. Barber, a Managing Member of Associates;

(iv)	Harry S. Gruner, a Managing Member of Associates;

(v)	Charles Noell III, a Managing Member of Associates;

(vi)	Robert F. Smith, a Managing Member of Associates; and

(vii)	Bradford D. Woloson, a Managing Member of Associates.
This statement is also being filed by Equity Fund, a Delaware limited partnership, with respect to the shares of Common Stock of the Issuer owned by Equity Fund, which shares of Common Stock are also included in the filings for Associates and Messrs. Arrowsmith, Barber, Gruner, Noell, Smith and Woloson.
Associates, Equity Fund and Messrs. Arrowsmith, Barber, Gruner, Noell, Smith and Woloson are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”
Item 2(b). Address of Principal Business Office or, if None, Residence:
Address for each Reporting Person:
c/o JMI Management, Inc.
2 Hamill Road
Suite 272
Baltimore, Maryland 21210
Attention: Charles T. Dieveney

CUSIP No.	904583101	Page	11	of	16
Item 2(c). Citizenship:
Associates – Delaware
Equity Fund – Delaware
Peter C. Arrowsmith – United States
Paul V. Barber – United States
Harry S. Gruner – United States
Charles E. Noell III – United States
Robert F. Smith – United States
Bradford D. Woloson – United States
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2(e). CUSIP Number:
904583101
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No.	904583101	Page	12	of	16
Item 4. Ownership.
For Messrs. Arrowsmith, Barber, Gruner, Noell, Smith and Woloson:
(a)	Amount beneficially owned: 1,778,506 shares of Common Stock

(b)	Percent of class: 9.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,778,506

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,778,506
For Equity Fund:

(a)	Amount beneficially owned: 1,314,897 shares of Common Stock

(b)	Percent of class: 6.6%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,314,897

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,314,897
For Associates:

(a)	Amount beneficially owned: 1,752,493 shares of Common Stock

(b)	Percent of class: 8.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,752,493

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,752,493

CUSIP No.	904583101	Page	13	of	16
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The shares beneficially owned by Associates and Messrs. Arrowsmith, Barber, Gruner, Noell, Smith and Woloson are beneficially owned by Equity Fund, AI Fund and Euro Fund. The shares beneficially owned by JMI Side Associates, L.L.C. (“Side Associates”) and Messrs. Arrowsmith, Barber, Gruner, Noell, Smith and Woloson are beneficially owned by Side Fund. Equity Fund beneficially owns 6.6% of the shares and each of AI Fund, Euro Fund and Side Fund individually own less than 5% of the shares. Associates serves as the investment manager to Equity Fund, AI Fund and Euro Fund. Side Associates serves as the investment manager to Side Fund. Collectively, Associates and Messrs. Arrowsmith, Barber, Gruner, Noell, Smith and Woloson have the power to direct the dividends from or the proceeds of the sale of the shares owned by the Funds.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
            Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

CUSIP No.	904583101	Page	14	of	16
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2007
Date

JMI ASSOCIATES IV, L.L.C.

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

JMI EQUITY FUND IV, L.P.

By: JMI Associates IV, L.L.C., its General Partner

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

PETER C. ARROWSMITH

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

PAUL V. BARBER

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

CUSIP No.	904583101	Page	15	of	16

HARRY S. GRUNER

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

CHARLES E. NOELL III

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

ROBERT F. SMITH

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

BRADFORD D. WOLOSON

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

CUSIP No.	904583101	Page	16	of	16
EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Limited Power of Attorney.

CUSIP No. 904583101
Exhibit 1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or its knows or has reason to believe that such information is inaccurate.

February 8, 2007
Date

JMI ASSOCIATES IV, L.L.C.

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

JMI EQUITY FUND IV, L.P.

By: JMI Associates IV, L.L.C., its General Partner

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

PETER C. ARROWSMITH

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

CUSIP No. 904583101

PAUL V. BARBER

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

HARRY S. GRUNER

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

CHARLES E. NOELL III

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

ROBERT F. SMITH

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

BRADFORD D. WOLOSON

/s/ Charles T. Dieveney

Signature

Charles T. Dieveney, Attorney-in-Fact

Name/Title

CUSIP No. 904583101
Exhibit 2
LIMITED POWER OF ATTORNEY FOR
SECTION 13 REPORTING OBLIGATIONS
          The undersigned hereby constitutes and appoints Charles T. Dieveney the undersigned’s true and lawful attorney-in-fact to:
(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as (a) Managing Member of JMI Associates IV, L.L.C., the General Partner of JMI Equity Fund IV, L.P., JMI Equity Fund IV (AI), L.P., and JMI Euro Equity Fund IV, L.P.; (b) in any other capacity related to any of these entities; or (c) in the undersigned’s individual capacity, as the case may be, all documents, certificates, instruments, statements, filings and agreements (collectively, “Filings”) to be filed or delivered in accordance with Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Filings and timely file such form with the Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing authority, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve.
     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.
     This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Filings pursuant to Section 13 of the Exchange Act, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Limited Power of Attorney may be filed with the Securities and Exchange Commission as a confirming statement of the authority stated herein.

CUSIP No. 904583101
IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 8th day of February, 2007.

By:	JMI ASSOCIATES IV, L.L.C.

By:	/s/ Harry S. Gruner
Harry S. Gruner, Managing Member

CUSIP No. 904583101
LIMITED POWER OF ATTORNEY FOR
SECTION 13 REPORTING OBLIGATIONS
          The undersigned hereby constitutes and appoints Charles T. Dieveney the undersigned’s true and lawful attorney-in-fact to:
(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as (a) Managing Member of JMI Associates IV, L.L.C., the General Partner of JMI Equity Fund IV, L.P., JMI Equity Fund IV (AI), L.P., and JMI Euro Equity Fund IV, L.P.; (b) in any other capacity related to any of these entities; or (c) in the undersigned’s individual capacity, as the case may be, all documents, certificates, instruments, statements, filings and agreements (collectively, “Filings”) to be filed or delivered in accordance with Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Filings and timely file such form with the Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing authority, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve.
     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.
     This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Filings pursuant to Section 13 of the Exchange Act, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Limited Power of Attorney may be filed with the Securities and Exchange Commission as a confirming statement of the authority stated herein.

CUSIP No. 904583101
IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 8th day of February, 2007.

By:	JMI EQUITY FUND IV, L.P.

By:	JMI Associates IV, L.L.C., its General Partner

By:	/s/ Harry S. Gruner
Harry S. Gruner, Managing Member

CUSIP No. 904583101
LIMITED POWER OF ATTORNEY FOR
SECTION 13 REPORTING OBLIGATIONS
          Each of the undersigned hereby constitutes and appoints Charles T. Dieveney the undersigned’s true and lawful attorney-in-fact to:
(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as (a) Managing Member of JMI Associates IV, L.L.C., the General Partner of JMI Equity Fund IV, L.P., JMI Equity Fund IV (AI), L.P., and JMI Euro Equity Fund IV, L.P.; (b) solely in the case of Mr. Noell, Managing Member of JMI Side Associates, L.L.C., the General Partner of JMI Equity Side Fund, L.P., (c) in any other capacity related to any of these entities; or (d) in the undersigned’s individual capacity, as the case may be, all documents, certificates, instruments, statements, filings and agreements (collectively, “Filings”) to be filed or delivered in accordance with Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Filings and timely file such form with the Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing authority, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve.
     Each of the undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.
     This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Filings pursuant to Section 13 of the Exchange Act, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Limited Power of Attorney may be filed with the Securities and Exchange Commission as a confirming statement of the authority stated herein.

CUSIP No. 904583101
IN WITNESS WHEREOF, each of the undersigned has caused this Limited Power of Attorney to be executed as of this 8th day of February, 2007.

/s/ Peter C. Arrowsmith	/s/ Paul V. Barber
Peter C. Arrowsmith	Paul V. Barber

/s/ Harry S. Gruner	/s/ Charles E. Noell III
Harry S. Gruner	Charles E. Noell III

/s/ Robert F. Smith	/s/ Bradford D. Woloson
Robert F. Smith	Bradford D. Woloson